

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of July 31, 2024

The principal balances and results accumulated for the period ending July 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,960,942
Loans and accounts receivables from customers and banks, net	39,446,984
Loans and accounts receivables from customers at fair value, net	38,627
Financial instruments	8,038,064
Financial derivative contracts	11,854,599
Other asset ítems	4,637,806
Total assets	**65,977,022**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,046,920
Time deposits and other time liabilities	16,675,285
Issued debt and regulatory capital instruments	11,157,333
Financial derivative contracts	12,019,048
Other liabilities ítems	8,800,214
Total equity	4,278,222
Total liabilities and Equity	**65,977,022**

Equity attributable to:	
Equity holders of the Bank	4,175,172
Non-controlling interest	103,050

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	966,383
Net fee and commission income	313,012
Result from financial operations	131,414
Total operating income	**1,410,809**
Provision for loan losses	(315,900)
Support expenses	(527,912)
Other results	(53,378)
Income before tax	**513,619**
Income tax expense	(113,192)
Net income for the period	**400,427**

Attributable to:	
Equity holders of the Bank	392,973
Non-controlling interest	7,454

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Julio de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Julio de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	1.960.942
Créditos y cuentas por cobrar a clientes y bancos	39.446.984
Créditos y cuentas por cobrar a clientes a valor razonable	38.627
Instrumentos financieros	8.038.064
Contratos de derivados financieros	11.854.599
Otros rubros del activo	4.637.806
Total Activos	**65.977.022**
Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.046.920
Depósitos y otras captaciones a plazo	16.675.285
Instrumentos de deuda y capital regulatorio emitidos	11.157.333
Contratos de derivados financieros	12.019.048
Otros rubros del pasivo	8.800.214
Total patrimonio	4.278.222
Total Pasivos y Patrimonio	**65.977.022**

Patrimonio atribuible a:

Tenedores patrimoniales del Banco	4.175.172
Interés no controlador	103.050

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	966.383
Ingresos netos de comisiones	313.012
Resultado de operaciones financieras	131.414
Total ingresos operacionales	**1.410.809**
Gasto de pérdidas crediticias	(315.900)
Gastos de apoyo	(527.912)
Otros resultados	(53.378)
Resultado antes de impuesto	**513.619**
Impuesto a la renta	(113.192)
Utilidad consolidada del periodo	**400.427**

Resultado atribuible a:

Tenedores patrimoniales del Banco	392.973
Interés no controlador	7.454

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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